Exhibit 99.2

Kornit Digital. All Rights Reserved. Kornit Digital. All Rights Reserved. Kornit Digital (NASDAQ: KRNT) Third Quarter 2025 Earnings Conference Call Supporting Slides November 5, 2025 Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. On Today ’ s Call Ronen Samuel CEO Lauri Hanover CFO Jared Maymon Investor Relations

Kornit Digital. All Rights Reserved. Safe Harbor This presentation contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U . S . securities laws . Forward - looking statements are characterized by the use of forward - looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words . These forward - looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties . The Company has based these forward - looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate . Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward - looking statements include, among other things : the duration and severity of adverse macro - economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers ; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct - to - garment platform ; the extent of the Company’s ability to consummate sales to large accounts with multi - system delivery plans ; the degree of the Company’s ability to fill orders for its systems and consumables ; the extent of the Company’s ability to increase sales of its systems, ink and consumables ; the extent of the Company’s ability to leverage its global infrastructure build - out ; the development of the market for digital textile printing ; the availability of alternative ink ; competition ; sales concentration ; changes to the Company’s relationships with suppliers ; the extent of the Company’s success in marketing ; and those additional factors referred to under “Risk Factors” in Item 3 . D of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2024 , filed with the SEC on March 28 , 2025 . Any forward - looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit , Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

Kornit Digital. All Rights Reserved. Business Highlights

Kornit Digital. All Rights Reserved. Performance reflects operational execution and progress toward transforming Kornit into a business driven by recurring revenues , in an expanding addressable market , with sustained profitability Third Quarter 2025 Recap Q3'25 Revenues of $53.1m Q3'25 EBITDA margin of 2.0% Results above the midpoint of our guidance range Contracted annual recurring revenue from AIC reached $21.5m at the end of Q3'25

Kornit Digital. All Rights Reserved. Kornit's addressable market of bulk production runs below one thousand units represents approximately 6bn impressions • Kornit's goal is to serve 5% of this market by 2030 In the 18 months since the first Apollo installation, adoption continues to accelerate as customers expand their fleets and increase utilization • Across early Apollo users, systems now average more than one million impressions annually, with 40% of those produced for bulk apparel • Approximately 25% of bulk apparel jobs on Kornit systems are now above 500 copies Progress Update

Progress Update

Apollo, AIC, & Impressions

Apollo & Atlas

- Of Apollo and Atlas MAX PLUS systems sold in 2025, 40% were to new customers
- 80% of Apollo systems operate under the AIC model
- Recently expanded AIC program to Asia with Atlas MAX PLUS and Apollo

All-Inclusive Click (AIC)

- At the end of Q3, contracted annual recurring revenue from AIC reached $21.5m, up $2.6m sequentially
- Q3 deals moved into Q4 bring contracted ARR from AIC to $23.1m to date

Impressions

- Impressions grew to 232m on TTM basis in Q3, up ~5% YoY
- Expecting an increase in impressions growth into Q4

Kornit Digital. All Rights Reserved.

Kornit Digital

Kornit Digital. All Rights Reserved. • Showcased portfolio and announced commercial launch of Kornit's digital footwear solution at ITMA Singapore • Commercialization follows two years of pilot programs with leading brands • Already crossed milestone of one million pairs of shoe uppers produced using Kornit's technology • Progress marks an important step forward in applying Kornit's digital platform to adjacent categories • Footwear is a pillar of long - term growth strategy with an addressable market of approximately 1 bn pairs of shoes annually Recent Footwear Announcement Highlights

Kornit Digital. All Rights Reserved. Third Quarter & YTD Recap • Kornit is transitioning from one - time equipment sales to a recurring, usage - based model that will deliver improved visibility and profitability over time • Our plan for 2025 was to deliver profitability, generate cash, and drive growth in revenue and ARR, we are on track to deliver on this plan Recap & Look Ahead Looking Ahead • In Q4'25 we expect sequential growth in revenue, gross margin, and adjusted EBITDA • Looking into 2026, we currently expect modest top - line growth in the low single digits alongside adjusted EBITDA expansion as the AIC transition continues to drive a meaningful increase in ARR • This evolution positions Kornit for sustainable, profitable growth and long - term value creation

Kornit Digital. All Rights Reserved. Financial Highlights

Kornit Digital. All Rights Reserved. • Q3 2025 revenues were $53.1 million • Year - over - year revenue growth was driven by growth in Product and service revenues • Consumables sales and revenue from the AIC model drove growth in Product revenues Revenues $50.7 $53.1 Q3 Revenues ($M) 2024 2025 65% 27% 8 % Revenues By Region Americas EMEA Asia Pacific

Kornit Digital. All Rights Reserved. • Q3 2025 non - GAAP gross margin of 45.8% compared to 50.3% in Q3 2024 • Year - over - year decline was primarily the result of inventory - related adjustments, US tariff costs and lower service gross margin, as expected Gross Margins 50.3% 45.8% Q 3 Non - GAAP Gross Margin 2024 2025

Kornit Digital. All Rights Reserved. • Q3 2025 Non - GAAP Operating Expenses: $25.8 million, down from $26.8 million in Q3 2024 • Had the USD/Shekel exchange rate remained at the prior year level, Q3 2025 operating expenses would have been $25 million, or 7% below Q3 2024. Operating Expenses Non - GAAP Operating Expenses ($ in millions) Q3 2025 Q3 2024 $  .8 $8.6 Research & Development $12.0 $12.7 Sales & Marketing $6.0 $5.5 General & Administrative $25.8 $26.8 Total Operating Expenses (1) (1) Figures may not add due to rounding

Kornit Digital. All Rights Reserved. P&L KPI’s Q3 2025 Q3 2024 ($  .5 ) ($  .  ) Non - GAAP Operating Loss $  .  $  .5 Adjusted EBITDA $ 4.  $5.5 Non - GAAP Net Income $0.09 $ 0 .   Non - GAAP Diluted income per share ($2.6) ($ 0.  ) GAAP Net Loss ($0.06) ($0.02) GAAP loss per share $ in millions, except per share amounts

Kornit Digital. All Rights Reserved. ― At quarter end, cash, including bank deposits and marketable securities, was ~$ ʧ 90 million ― Q 3 2025 cash generated from operating activities: ~$ 4.3 million ― Q 3 2025  free cash flow of ~$ 0.8 million ― Accounts receivable increase d ~$ 0.2 million from Q 2 2025 ― Inventories decreased ~$ 1.0 million from Q 2 202 ʨ ― Trade payables decreased ~$ ʧ .0 million from Q 2 202 ʨ Balance Sheet & Cash Flow Q3 2025 Q2 2025 Q3 2024 $489.8 $488.6 $561.1 Cash, Deposits & Marketable Securities $64.7 $64.5 $74.1 Accounts r eceivable, net $49.0 $50.0 $66.3 Inventory $6.0 $10.0 $5.1 Trade p ayables $ in millions

Kornit Digital. All Rights Reserved. ― Q4 2025 Revenues: ― Expected to be in the range of $56 million to $60 million ― Q4 2025 Adjusted EBITDA margin: ― Expected to be in the range of 7% to 10% Fourth Quarter 2025 Guidance

Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. YoY Growth Q3 2025 TTM ended September 30, 2025 Q3 2024 TTM ended September 30, 2024 ~5% 232.0m impressions 221.3m impressions Q3 2025 As of September 30, 2025 $21.5m *ARR from AIC reflects the anticipated yearly revenue derived from all systems shipped on the AIC model

Kornit Digital. All Rights Reserved. Thank You!